Exhibit 21
LIST OF SUBSIDIARIES OF
MARINEMAX, INC.
(as of November 30, 2007)

State Of Incorporation
Name Of Subsidiary	Or Organization

Boating Gear Center, LLC (1)	Delaware

MarineMax East, Inc.	Delaware

MarineMax Northeast, LLC (1)	Delaware

MarineMax Realty, LLC	Delaware

MarineMax Services, Inc. (1)	Delaware

Newcoast Financial Services, LLC	Delaware

(1)	Wholly owned subsidiary of MarineMax East, Inc.